Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase dated July 15, 2011 and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where the applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser (as defined below).

Notice of Offer to Purchase for Cash
All of the Outstanding Shares of Common Stock
of

Arch Chemicals, Inc.

at

$47.20 Net Per Share

by

LG Acquisition Corp.

an indirect wholly owned subsidiary

of

Lonza Group Ltd.

LG Acquisition Corp., a Virginia corporation (“Purchaser”) and an indirect wholly owned subsidiary of Lonza Group Ltd., a company organized under the laws of Switzerland (“Parent”), is offering to purchase all of the outstanding shares of common stock, par value $1.00 per share (the “Shares”), of Arch Chemicals, Inc., a Virginia corporation (the “Company”), at a purchase price of $47.20 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 15, 2011 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”) (which offer, upon such terms and subject to such conditions, as it and they may be amended or supplemented from time to time, constitutes the “Offer”). Tendering shareholders whose Shares are registered in their names and who tender directly to BNY Mellon Shareowner Services (the “Depositary”) will not be charged brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Tendering shareholders whose Shares are registered in the name of their broker, dealer, commercial bank, trust company or other nominee should consult such institution to determine if any fees may apply. Following the consummation of the Offer, and subject to the conditions described in the Offer to Purchase, Purchaser is obligated to effect the Merger described below.

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON THURSDAY, AUGUST 11, 2011, UNLESS THE OFFER IS EXTENDED.

The Offer is being made to acquire all of the outstanding Shares pursuant to an Agreement and Plan of Merger, dated as of July 10, 2011 (as it may be amended or supplemented from time to time, the “Merger Agreement”) among the Company, Parent and Purchaser. The Merger Agreement provides, among other things, that following completion of the Offer and the satisfaction or waiver of certain conditions in the Merger Agreement, Purchaser will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation and an indirect wholly owned subsidiary of Parent. At the effective time of the Merger, any remaining outstanding Shares not tendered in the Offer (other than Shares that are owned by the Company’s subsidiaries and any Shares that are owned by Parent, Purchaser or any of their respective subsidiaries, which shall be cancelled) will be converted into the right to receive $47.20 in cash, without interest thereon and less any applicable withholding taxes. After the Merger, the Company will become an indirect wholly owned subsidiary of Parent and the Shares will be delisted from the New York Stock Exchange. The Merger Agreement is more fully described in Section 13 of the Offer to Purchase.

The Offer is not subject to a financing condition. However, the Offer is conditioned upon, among other things, (i) there being validly tendered and not properly withdrawn prior to the expiration of this Offer to Purchase a number of Shares that, together with the Shares, if any, then owned by Parent, Purchaser or any of their respective subsidiaries, would represent more than two-thirds (66 2/3%) of the outstanding Shares on a fully diluted basis on the date of purchase (which means, as of any time, the number of Shares outstanding, together with all Shares that the Company would be required to issue pursuant to the conversion or exercise of all options, rights and securities convertible into or exercisable for Shares or otherwise, after giving effect to the treatment of the Company’s equity incentive awards under the terms of the Merger

Agreement) (the “Minimum Tender Condition”), (ii) the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended having expired or been terminated, (iii) any consents required under any laws of Germany and France intended to prohibit, restrict or regulate actions or transactions having the purpose or effect of monopolization, restraint of trade, harm to competition or effectuating foreign investment (or, alternatively, the European Commission, if Parent and the Company agree that in place of filing with the EU member state authorities it would be more expeditious to file a reasoned submission on Form RS pursuant to Article 4(5) of Regulation (EC) No 139/2004 with the European Commission) in respect of the transactions contemplated by the Merger Agreement having been obtained or any applicable waiting period thereunder having either expired or been terminated, and (iv) there being no law, injunction, judgment or ruling enacted, promulgated, issued, entered, amended or enforced by any governmental authority preventing or prohibiting the consummation of the Offer or the Merger and no pending action initiated or brought by any governmental authority seeking to enjoin, restrain, prohibit or otherwise prevent the consummation of the Offer or the Merger or to impose limitations on the ownership of the capital stock or the business of the Company or seeking any divestiture or restriction on the use or operation of Parent’s or the Company’s assets that is not required to be effected pursuant to the terms of the Merger Agreement. The Offer is also subject to the other conditions described in Section 15 of the Offer to Purchase.

The purpose of the Offer and the Merger is to acquire the entire equity interest of the Company. The Offer, as the first step in the acquisition of the Company, is intended to facilitate the acquisition of all of the Shares. The purpose of the Merger is to acquire all Shares not purchased pursuant to the Offer or otherwise. If the Offer is successful, subject to the satisfaction or waiver of the conditions to the obligations of the Company and Purchaser to effect the Merger contained in the Merger Agreement, Purchaser is obligated to consummate the Merger as promptly as practicable. No dissenters rights are available to holders of Shares in connection with the Offer.

Pursuant to the Merger Agreement, the Company has granted to Purchaser an irrevocable option (the “Top-Up Option”) to purchase from the Company, at a price per share equal to the Offer Price, the lowest number of Shares that, when added to the number of Shares then owned by Parent and Purchaser, will constitute one Share more than 90% of the then outstanding Shares (determined on a fully diluted basis) after giving effect to the issuance of all Shares subject to the Top-Up Option. The Top-Up Option may be exercised by Purchaser, in whole and not in part, only once, (i) following the expiration of the Offer or any subsequent offering period that Purchaser may provide following the expiration date of the Offer (a “Subsequent Offering Period”) and (ii) prior to the fifth business day after the applicable expiration date of the Offer or any Subsequent Offering Period. The Merger Agreement provides that if, after the consummation of the Offer and any exercise of the Top-Up Option, the number of Shares beneficially owned by Parent and Purchaser collectively represent at least 90% of the then outstanding Shares, the Company, Parent and Purchaser will cause the Merger to be completed as promptly as reasonably practicable without a meeting of the holders of Shares by way of a short-form merger in accordance with the Virginia Stock Corporations Act.

The board of directors of the Company has unanimously recommended that the shareholders of the Company accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if required by applicable law, vote their Shares in favor of approval of the Merger Agreement.

If by 12:00 Midnight, New York City time, on Thursday, August 11, 2011 (or any later time to which Purchaser, subject to the terms of the Merger Agreement, extends the period of time during which the Offer is open (the “Expiration Date”)), any condition to the Offer is not satisfied or waived, Purchaser will extend the Expiration Date for an additional period or periods, each individual period lasting no more than five (5) business days (or such other period of time to which the Company may consent in writing) until all of the conditions are satisfied or waived, provided that the Offer will not be extended beyond April 10, 2012, without the mutual written consent of the Company and Parent. Purchaser has the right to extend the offer, without the consent of the Company, for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission or the staff thereof applicable to the Offer or any period required by applicable law. Any extension of the Offer will be followed by a public announcement of such extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the rights of a tendering shareholder to withdraw such shareholder’s Shares. Subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which require that material changes be promptly disseminated to shareholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service.

Purchaser reserves the right to waive any of the conditions to the Offer and to make any change in the terms of or conditions to the Offer, provided that the Company’s consent is required for Purchaser to: (i) decrease the Offer Price or change the form of the consideration payable in the Offer; (ii) decrease the number of Shares subject to the Offer; (iii) waive or change the Minimum Tender Condition (as defined above) or the Termination Condition (as defined in Section 15 of the Offer to Purchase); (iv) add to the conditions of the Offer set forth in Section 15 of the Offer to Purchase; (v) terminate or extend or otherwise amend or modify the Expiration Date, except as required and described under Section

13 of the Offer to Purchase; or (vi) amend, modify or supplement any conditions of the Offer or any term of the Offer in a manner that is adverse to the holders of Shares.

If at the Expiration Date, all of the conditions to the Offer have been satisfied or waived and Purchaser has accepted for payment all Shares tendered in the Offer, Purchaser expressly reserves the right to provide a Subsequent Offering Period during which shareholders may tender any Shares not tendered in the Offer. Shares tendered during the Subsequent Offering Period may not be withdrawn. Under the Merger Agreement, if fewer than 90% of the total Shares then outstanding have been accepted for payment in the Offer or are to be acquired pursuant to the Top-Up Option immediately following consummation of the Offer, Purchaser is required to provide a Subsequent Offering Period. If Purchaser elects to provide or extend a Subsequent Offering Period, Purchaser will make a public announcement of such provision or extension no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date or the date of termination of the prior Subsequent Offering Period.

In order to take advantage of the Offer, you should either (i) complete and sign the Letter of Transmittal enclosed with the Offer to Purchase in accordance with the instructions in the Letter of Transmittal, have your signature guaranteed (if required by Instruction 1 to the Letter of Transmittal), mail or deliver the Letter of Transmittal (or a facsimile copy) and any other required documents to BNY Mellon Shareowner Services, the Depositary, and either deliver the certificates for your shares along with the Letter of Transmittal to the Depositary or tender your shares pursuant to the procedures for book-entry transfer set forth in Section 3 of the Offer to Purchase or (ii) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee you must contact such broker, dealer, commercial bank, trust company or other nominee to tender your shares. If you desire to tender shares, and certificates evidencing your shares are not immediately available, or if you cannot comply with the procedures for book-entry transfer described in the Offer to Purchase on a timely basis, or if you cannot deliver all required documents to the Depositary prior to the Expiration Date, you may tender your shares by following the procedures for guaranteed delivery set forth in Section 3 of the Offer to Purchase.

For purposes of the Offer (including any Subsequent Offering Period), Purchaser shall be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when Purchaser gives oral or written notice of Purchaser’s acceptance to the Depositary. Upon the terms and subject to the conditions of the Offer, Purchaser will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price with the Depositary, which will act as paying agent for tendering shareholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering shareholders whose Shares have been accepted for payment. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Parent’s or Purchaser’s rights under the Offer, the Depositary may retain tendered Shares on Parent’s and Purchaser’s behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in Section 4 of the Offer to Purchase and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will Purchaser pay interest on the consideration paid for Shares pursuant to the Offer, regardless of any delay in making such payment.

Except as otherwise provided in the Offer to Purchase, tenders of Shares made in the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time before the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after 60 days from the date of commencement of the Offer. For a withdrawal of Shares to be effective, a written or facsimile transmission notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses or facsimile number set forth on the back cover page of the Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution (as defined in the Offer to Purchase)) signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) to be credited with the withdrawn Shares. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered at any time before the Expiration Date by again following any of the procedures described in the Offer to Purchase.

Purchaser will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and Purchaser’s determination will be final and binding. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act, is contained in the Offer to Purchase and is incorporated herein by reference.

The Company has provided to Purchaser its list of shareholders and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase, the related Letter of Transmittal and other related materials will be mailed to record holders of Shares whose names appear on the Company’s shareholders list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the Company’s shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

The receipt of cash in exchange for Shares pursuant to the Offer, a Subsequent Offering Period or the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be taxable under applicable state, local and other tax laws. All shareholders should consult with their own tax advisors as to the particular tax consequences of the Offer and the Merger.

The Offer to Purchase and the related Letter of Transmittal contain important information. Shareholders should read both documents carefully and in their entirety before making a decision with respect to the Offer.

Questions and requests for assistance and copies of the Offer to Purchase, the Letter of Transmittal and all other tender offer materials may be directed to the Information Agent at the address and telephone numbers set forth below and will be furnished promptly at Purchaser’s expense. Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

or

Call Toll-Free (800) 322-2885

Email: tenderoffer@mackenziepartners.com